November 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Komul Chaudhry
Kayla Roberts

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

VW Credit Leasing, Ltd.
Registration Statement on Form SF-3
File No. 333-276654 and 333-276654-01 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC and VW Credit Leasing, Ltd. (the “Registrants”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 3:00 p.m. (Eastern time) on November 5, 2024 or as soon as thereafter practicable.

The Registrants acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Very truly yours,

VOLKSWAGEN AUTO LEASE/LOAN UNDERWRITTEN FUNDING, LLC

By:	/s/ Garett Miles
Name: Garett Miles
Title: President and Head of Securitization

By:	/s/ Jens Schreiber
Name: Jens Schreiber
Title: Treasurer

VW CREDIT LEASING, LTD.

By: VW Credit, Inc., solely as servicer of VW Credit Leasing, Ltd.

By:	/s/ Jens Schreiber
Name: Jens Schreiber
Title: Treasurer

By:	/s/ Garett Miles
Name: Garett Miles
Title: Assistant Treasurer